UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

SEC File Number  000-00179
Cusip Number 697116-10-1

NOTIFICATION OF LATE FILING

(Check One):    [  ] Form 10-K           [  ] Form 11-K          [  ] Form 20-F           [X] Form 10-Q          [  ] Form N-SAR

For Period Ended: September 30, 2005
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:  ______________________________________

Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Palmetto Real Estate Trust
Full name of registrant

Former name if applicable

45 Liberty Lane
Address of principal executive office (Street and number)

Greenville, South Carolina 29607
City, state and zip code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject
[X]	quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Palmetto Real Estate Trust is in the process of responding to a comment letter from the SEC regarding its Form 10-KSB, as amended, for the year ended December 31, 2004. The comment letter relates primarily to whether a portion of the cost of properties acquired by Palmetto should be allocated to in-place tenant leases rather than to the properties, which would consequently affect the amount of amortization and depreciation expense Palmetto would recognize each year. In August 2005, Palmetto engaged an independent accounting firm, Elliott Davis LLC, to assist with the analysis necessary to respond to the SEC inquiry. Palmetto has submitted response letters to the SEC with proposed changes to its financial statements but has not yet resolved the SEC’s comments.

As a result, Palmetto was unable to complete the financial statements for the third quarter Form 10-QSB prior to the filing deadline without unreasonable effort and expense. Palmetto anticipates finalizing the Forms 10-QSB for the second and third quarters of 2005 in the near future.

As a result of this process, Palmetto currently anticipates it will reflect all accounting changes in its Form 10-QSB for the quarter ended June 30, 2005 and on a going forward basis in all future filings. Palmetto does not anticipate amending the financial statements in its Form 10-KSB for the year ended December 31, 2004.

PART IV - OTHER INFORMATION

(1)        Name and telephone number of person to contact in regard to this notification

                                   Neil E. Grayson                                (864)                                      250-2235
                                            (Name)                                (Area Code)                      (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes |X| No

Palmetto inadvertently failed to file its proxy statement for its 2005 annual meeting of shareholders with the SEC. Consequently, Palmetto’s Form 10-KSB, which was to incorporate by reference information from the proxy statement, was not complete. Palmetto is in the process of both filing the proxy statement and amending its Form 10-KSB to include the information which would have been incorporated by reference from the proxy statement had the proxy statement been filed by April 30, 2005. For the reasons noted above in Paragraph III, Palmetto also has not filed its Form 10-QSB for the period ended June 30, 2005.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted above, Palmetto is in the process of responding to a comment letter from the SEC regarding its Form 10-KSB, as amended, for the year ended December 31, 2004. The comment letter relates primarily to whether a portion of the cost of properties acquired by Palmetto should be allocated to in-place tenant leases rather than to the properties. Palmetto believes that, individually in and the aggregate, the accounting changes are immaterial to the financial position and results of operations for the years ended December 31, 2004 and 2003. Palmetto intends to reflect all accounting changes in its Form 10-QSB for the quarters ended June 30, 2005 and on a going forward basis in all future filings but does not believe there will be any significant change in results of operations for the nine months ended September 30, 2005 from the corresponding period for the last fiscal year.

                     Palmetto Real Estate Trust
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2005	/s/ William J. Ables, Chief Executive Officer
William J. Ables, Chief Executive Officer